Filed by Madison Gas and Electric Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MGE Energy, Inc.

Commission File Number for Registration Statement: 333-72694

On November 5, Madison Gas and Electric Company mailed the following letter to its shareholders:

Gary J. Wolter
President and
Chief Executive Officer
608-252-7000

November 5, 2001

Dear MGE Shareholder:

Madison Gas and Electric Company (MGE) is proposing a new corporate structure to serve the needs of customers and shareholders.

MGE filed a registration statement with the Securities and Exchange Commission on November 2, 2001, to create a holding company. The holding company will be known as MGE Energy, Inc. In connection with the formation of the holding company, shares of MGE common stock would be exchanged one-for-one for shares of MGE Energy.

MGE plans to build and own new power plants to meet the growing electric demand of our customers. Dane County is expected to remain one of the fastest growing counties in the state—gaining 70,000 people by 2020. MGE forecasts electric demand to increase 18 percent in the next five years alone.

The holding company structure provides more financing flexibility to raise capital for building this new generation. Shareholders will earn returns on these new plants. The formation of a holding company is expected to have no material impact on the creditworthiness or financial performance of the utility.

We will continue our focus on the utility business in our local communities. We are a community energy company and will remain one. The holding company will only increase our ability to serve customers and shareholders well.

Shareholders will be asked to approve the holding company proposal at the MGE Annual Meeting next May. Regulatory approvals are expected to be received by summer 2002.

We appreciate your past support and look forward to serving you in the future.

Sincerely,

/s/ Gary J. Wolter President and Chief Executive Officer

cjc/Enclosure

Holding Company Information

A registration statement has been filed with the Securities and Exchange Commission (SEC) on Form S-4 containing a preliminary joint proxy statement and prospectus of Madison Gas and Electric Company (MGE) and MGE Energy and other relevant documents concerning the holding company proposal. The common stock of the holding company, MGE Energy, may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Investors are urged to read the definitive joint proxy statement and prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information on the holding company proposal. Investors can obtain the documents filed with the SEC free of charge at the SEC’s Web site: www.sec.gov under the name of MGE Energy. Shareholders will receive a copy of the definitive joint proxy statement and prospectus, when available, and may receive other documents filed by MGE and MGE Energy with the SEC by contacting MGE’s Shareholder Services staff. Call: 608-252-4744 or 1-800-356-6423. E-mail: shareservices@mge.com. Web site: www.mge.com. Investors should read the definitive joint proxy statement and prospectus when it becomes available before making any voting or investment decision.

MGE and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MGE shareholders with respect to the holding company proposal. MGE Energy may also be deemed to be a participant in the solicitation. You may obtain additional information regarding MGE, MGE Energy, and their respective officers and directors, including beneficial ownership information, by reading the definitive joint proxy statement and prospectus when it becomes available.

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Economic, business, competitive, and/or regulatory factors, including regional economic conditions, weather variations, and actual population growth, affecting MGE’s businesses generally could cause actual results to differ materially from those described herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. MGE does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this letter.